SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 14D-9
(Amendment No. 3)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934
__________________________________________

PFSweb, Inc.
(Name of Subject Company)

PFSweb, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

717098206
(CUSIP Number of Class of Securities)
__________________________________________

Karlis. P Kirsis
Vice President and Secretary
PFSweb, Inc.
4455 Regent Blvd
Irving, TX 75063
(972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
__________________________________________

With copies to:
Adam O. Emmerich, Esq.
Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by PFSweb, Inc., a Delaware corporation (“PFSweb” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 21, 2023, relating to the tender offer by Peregrine MergerSub I, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Merger Sub or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $7.50 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement, the “Offer Price”) in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Parent and Merger Sub with the SEC on September 21, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Statements Regarding Forward-Looking Statements” at the end of such Item 8:
“Final Results of the Offer and Completion of the Merger

The Offer expired at the end of the day, 12:00 midnight, New York City time, on October 20, 2023. Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 19,792,215 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86.9% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with all other Shares beneficially owned by Merger Sub and its affiliates, satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the acceptance of such Shares, the Merger was completed on October 23, 2023, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each issued and outstanding Share (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Merger Sub or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer or held by a holder who exercised appraisal rights in accordance with the DGCL with respect to the Shares) were converted automatically into the right to receive $7.50 in cash, without interest and subject to reduction for any withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on The NASDAQ Capital Market. Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 23, 2023, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(5)(J)	Press Release of GXO Logistics, Inc. dated October 23, 2023 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 6 to the Schedule TO filed by GXO Logistics, Inc. with the Securities and Exchange Commission on October 23, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFSweb, Inc.

Dated: October 23, 2023	By:	/s/ Karlis P. Kirsis
Karlis P. Kirsis
Vice President & Secretary

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